UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	COMMISSION FILE NUMBER 0-26156
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR For Period Ended: December 31, 2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR	For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:
Novadigm, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
One International Blvd.

City, State and Zip Code
Mahwah, NJ 07495

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20?F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

See attached.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wallace D. Ruiz	(201)	512-7809

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)	☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Novadigm, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 14, 2003	By:	/s/ Wallace D. Ruiz

Wallace D. Ruiz, Chief Financial Officer

Novadigm, Inc.

Form 12b-25 With Respect to Quarterly Report
on Form 10-Q for Quarterly Period Ended December 31, 2002

PART III

     The subject quarterly report on Form 10-Q for the year ended December 31, 2002 could not be filed without unreasonable effort or expense because the Company has not yet resolved certain financial disclosure issues regarding foreign income tax. The Company will file the subject quarterly report on or before the 5th calendar day (or the next business day if such calendar day is a weekend) following the prescribed due date.

PART IV

     The Registrant expects to report a net loss of approximately $5.3 million for the quarter ended December 31, 2002, compared to a net loss of $2.4 million for the same quarter of the prior fiscal year, and a net loss of approximately $12.1 million for the nine-month period ended December 31, 2002, compared to a net loss of $5.6 million in the same period of the prior fiscal year.